08028541

SEC Mail Processing Section

FEB 29 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bluffview Capital, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 440
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BA 3/20

OATH OR AFFIRMATION

I, Kerry North, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluffview Capital, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEE GREVE
MY COMMISSION EXPIRES
November 14, 2011

Signature

MANAGING DIRECTOR
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Partners' capital or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUFFVIEW CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

BLUFFVIEW CAPITAL, LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bluffview Capital, LP

We have audited the accompanying statement of financial condition of Bluffview Capital, LP, (a limited partnership) (the "Partnership") as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Capital, LP, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BLUFFVIEW CAPITAL, LP
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 392,330
Accounts receivable	118,736
Investment in limited partnership	50,000
Property, equipment and leasehold improvements– (net of accumulated depreciation of $116,294)	40,575
	$ 601,641

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 31,781
State income tax payable	3,266
Liabilities subordinated to claims of general creditors – related party	745,000
	780,047
Partners' capital (deficit)	(178,406)
	$ 601,641

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Fee income	$ 1,480,299
Interest income	10,783
Other income	61,296
	1,552,378
Expenses	
Compensation and benefits	1,281,894
Communications	31,012
Occupancy and equipment costs	279,220
Promotional costs	5,451
Regulatory fees and expenses	28,361
Interest expense	71,065
Other expenses	91,285
	1,788,288
Income (loss) before income tax expense	(235,910)
State income tax expense	(3,266)
Net income (loss)	$ (239,176)

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	General Partner	Limited Partner	Total
Balances at December 31, 2006	$ (74,230)	$ -0-	$ (74,230)
Capital contribution		135,000	135,000
Net income (loss)	(104,176)	(135,000)	(239,176)
Balances at December 31, 2007	$(178,406)	$ -0-	$ (178,406)

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$ 500,000
Increases	245,000
Decreases	-0-
Balance at December 31, 2007	$ 745,000

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income (loss)	$ (239,176)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	20,811
Change in operating assets and liabilities:	
Increase in accounts receivable	(70,517)
Increase in state income tax payable	3,266
Increase in accounts payable and accrued expenses	14,773
Net cash provided (used) by operating activities	(270,843)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contribution	135,000
Increase in liabilities subordinated to claims of general creditors	245,000
Net cash provided (used) by financing activities	380,000
Net increase in cash	109,157
Cash at beginning of year	283,173
Cash at end of year	$ 392,330

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 71,065
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Bluffview Capital, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partner is not personally liable for any obligations of the Partnership and its capital account cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer, dealing in mergers, acquisitions, and the private placement of securities. Substantially all of the Partnership's business is conducted with customers located in the United States.

Fee income includes income earned for services provided relating to consulting, placements, and mergers and acquisitions.

Investment in limited partnership is carried at cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Partnership had net capital of approximately $357,283 and net capital requirements of $5,000. The Partnership's ratio of aggregated indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements and related accumulated amortization/depreciation is as follows.

	Cost	Accumulated Amortization/ Depreciation	Net
Property, equipment and leasehold improvements	$ 156,869	$ 116,294	$ 40,575

Amortization/depreciation expense for the year ended December 31, 2007 was $20,811 and is shown in occupancy and equipment cost.

Note 5 - Employee Benefits

The Partnership has a 401(k) Profit Sharing Plan, whereby all employees may voluntarily contribute up to 25% of compensation subject to a maximum of $15,000. The Partnership may contribute up to 100% of the employee's contribution. Employee's vest into the employer contribution over 2 years. The Partnership contributed $-0- to the plan for the year ending December 31, 2007.

Note 6 - Concentration Risk

At December 31, 2007, and at various other times throughout 2007, the Partnership had cash balances in excess of Federally insured limits. Cash accounts at banks are insured by the FDIC up to $100,000.

Note 7 - Lease Commitments

The Partnership has entered into a long-term lease commitment for office space and equipment rental. The aggregate future minimum rentals under these operating lease agreements are summarized as follows:

Year Ending December 31,	Office Space	Equipment Rental	Total
2008	$ 151,855	$ 3,156	$ 155,011
2009	151,855	3,156	155,011
2010	151,855	3,156	155,011
2011	50,618	1,578	52,196
	$ 506,183	$ 11,046	$ 517,229

Rent expense for office space and equipment rental was $146,192 and $3,369, respectively, for the year ended December 31, 2007.

Note 8 - Subordinated Borrowings - Related Party

Borrowings under subordination agreements at December 31, 2007 are as follows:

Subordinated note to related party - 9.46% due August 30, 2008	$ 300,000
Subordinated note to related party- 9.46% due June 30, 2009	200,000
Subordinated note to related party - 9.46% due April 30, 2010	245,000
	$ 745,000

The subordinated borrowings are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the related party was $71,065 for the year ended December 31, 2007.

Note 9 - Liquidity

The Company has sustained an operating loss. The Company has been able to maintain adequate liquidity through the issuance of subordinated debt. As stated in Note 2, the Company had net capital of $357,283 as of December 31, 2007. At that date, the Company had cash and receivables in excess of non-subordinated liabilities of $476,019. Management does not anticipate any loss to be incurred during 2008.

Management had taken steps to increase revenue and reduce operating expenses. Management also believes that it will be able to attract additional capital as needed during 2008. There are no assurances that management will be able to increase revenue, reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Note 10 - Contingencies

The Company received a letter from an attorney representing a former employee alleging his entitlement to an unpaid bonus. The Company disputes the claim and an assessment of any potential liability to the Company is not possible at this time. The financial statements do not include any adjustments that might result from the outcome of this matter.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

BLUFFVIEW CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ (178,406)
Add:		
Liabilities subordinated to claims of general creditor		745,000
Total capital and allowable subordinated liabilities		566,594
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	$ 118,736	
Investment in limited partnership	50,000	
Property, equipment and leasehold improvements, net	40,575	(209,311)
Net capital before haircuts on securities positions		357,283
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 357,283

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 31,781
State income tax payable	3,266
Total aggregate indebtedness	$ 35,047

Schedule I (continued)

BLUFFVIEW CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,338
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 352,283
Excess net capital at 1000%	$ 353,778
Ratio: Aggregate indebtedness to net capital	.01 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 372,576
Difference:	
Increase in accounts payable and accrued expenses	(12,027)
Increase in state income tax payable	(3,266)
Net capital per audit report	$ 357,283

Schedule II

BLUFFVIEW CAPITAL, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Bluffview Capital, LP

In planning and performing our audit of the financial statements and supplemental information of Bluffview Capital, LP (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2008

END